Manhattan Minerals Corp.

First Quarter Report

For the Three Months Ended March 31, 2003 and 2002

(All amounts are in US dollars unless otherwise stated)

Management Discussion and Analysis

Introduction

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company’s reporting currency is the United States dollar.  All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless otherwise stated.

Cautionary Note Regarding Forward-Looking Statements

Except for historical information contained in this discussion and analysis, the following disclosures are forward-looking statements, as defined in the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

Summary of Financial Results

During the 1Q 2003 the Company recorded a loss, of $325,000 ($0.01 per share) compared to a loss of $275,000 ($0.01 per share) in 1Q 2002.

Results of Operations

Corporate Costs and Other Income

Corporate general and administrative costs for 1Q 2003 were $189,000 compared to 1Q 2002 which were $282,000.  The decrease in costs in 1Q 2003 as compared to 1Q 2002 were mainly due to lower salary and wage payments, which was partially offset by higher legal and accounting costs.  The higher costs of 1Q 2002 were partially offset by a one time $48,000 recovery of insurance claim proceeds related to the Tambogrande project.  Other incomes and expenses in 1Q 2003, were a loss of $136,000, which was significantly greater than the gain of $7,000 realised in 1Q 2002.   The expenses in 1Q 2003 were due to charges for consulting services, an accretion charge of $61,000 related to the convertible promissory notes and a foreign exchange loss of $48,000.

Liquidity and Capital Resources

At March 31, 2003, the Company had a negative working capital position of  $1,440,000 (December 31, 2002, negative $1,035,000) including cash and cash equivalents of $2,000 (December 31, 2002, $71,000). Subsequent to the first quarter, the Company received net proceeds of $2,896,000 from a private placement of 6,130,814 equity units.

Operating Cash Flow

The Company used $45,000 ($0.01 per common share) in operations during 1Q 2003 compared to cash used in operations during 1Q 2002 of $305,000 ($0.01 per common share).   The negative cash flows for 1Q 2003 and 1Q 2002 primarily reflects corporate administration costs.

Financing Activities

On May 16, 2003, the Company issued 6,130,814 equity units, each unit composed of one common share and one-half of one common share purchase warrant for net proceeds of $2,896,000.  In connection with the financing, the Company paid a commission of cash in the amount of 7% of the gross proceeds of the financing and 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of C$0.70 per share.  Proceeds from this financing will be used to fund ongoing work on the Tambogrande Project, drilling of exploration targets and for working capital purposes.

During 1Q 2003, 544,127 warrants were exercised for gross proceeds of $184,000 and stock options exercised for proceeds of $13,000.  In the comparative 1Q 2002 the prospectus to qualify the September 21, 2001, offering of 5,845,000 special warrants at C$0.90 per special warrant (net funds of $3,010,000 received in September 2001) was completed.

Investing Activities

Investing activities during 1Q 2003 centred on preparing and delivering to the Peruvian government the requirements of the EIA submitted in December 2002, negotiating a one year extension of the Tambogrande option agreement, as well as preparing the groundwork, including political and social activities, for the EIA public audience review process.  In 1Q 2002, the primary activities of the Company were the advancement of the Tambogrande project through the ongoing field studies and engineering work of the EIA and Feasibility study.   In 1Q 2003, $223,000 and in 1Q 2002, $755,000 was expended on the Tambogrande project for these activities.

In 1Q 2002, the Company successfully negotiated the final proceeds of  $480,000 from its insurance claim, regarding the damage sustained on the Company’s exploration camp and demonstration housing units in Tambogrande in February of 2001.  The final settlement, net of expenses, of $680,000, (instalment of $214,000 received in 2001) was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001.  The gain of $48,000 was recorded to the statement of operations and deficit in 1Q 2002.

Risks and Uncertainties

The Company is considered a junior exploration company. Its primary focus is the exploration and future development of gold and base metal mineral properties in Peru.  The Company intends to bring its properties to production, structure joint ventures with others; option or lease properties to third parties, or sell them outright. The Company’s success depends on a number of factors, many of which are beyond its control.

Typical risk factors include metal price fluctuations and operating and environmental hazards encountered in the mining business, competition for properties, dependence on key personnel, potential liabilities in excess of insurance policy limits and coverage, and available funds may also limit opportunities.

Future government, political, legal or regulatory changes could affect any aspect of the Company’s business, including, among other things: title to properties and assets, environmental protection requirements, labour relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

The Company does not currently have any foreign currency or commercial risk hedges in place.  Nor does it maintain political risk insurance.  The Company monitors the currencies of Canada, the United States, and Peru, and the political and commercial environments in Peru, and will implement risk hedges when it deems advisable.

There is no assurance at this time that the Company’s geologic resources will be economically viable for treatment nor that the Company will have the financial resources available to it to develop the mine. The option agreement entered into between the Company and Centromin Peru (formerly Minero Peru) relating to the Tambogrande concessions contains certain conditions relating to operating and financial size that have not yet been met by the Company.

The qualifying conditions that the Company is required to meet prior to December 1, 2003 include the necessity to deliver an Environmental Impact Assessment, a Feasibility study, and a finance plan.  In addition, Manhattan must demonstrate that it has a net asset value of $100 million, and a 10,000-ton per day plant.  Manhattan does not currently meet either of these last two qualifying conditions.  The option agreement also states that should a company who meets these qualifying conditions own 25% or more of Manhattan Minerals Corp. or a subsidiary company, then Manhattan shall be deemed to have met the qualifying conditions.

In the event Manhattan is not able to meet these qualifying conditions, then the Centromin option would expire unexercised, and Manhattan would lose all rights to the 10 concessions covered under the terms of this agreement, resulting in an asset write down.

Discussion

During the first quarter of 2003 the company submitted all of the accompanying and additional base line data in Spanish and English languages, and the EIA review by the Government of Peru is continuing.

As part of the ground work of the public audience review process the Company has enhanced its community relations programs to ensure the thorough dissemination and communication of the EIA results and information in order that stakeholders have the opportunity to make an informed decision on their future. The local population has responded to the completion of the EIA and the efforts of the Company and has demonstrated its support for the project, as defined by the petition submitted to the President of Peru in the first quarter of 2003 supporting an accelerated review and approval of the EIA and responsible mine development.  In addition, the local population has publicly demonstrated their support of the project through marches, lobbying congress to approve previously submitted legislation which would transfer the 25% ownership interest in the project currently held by the central government, to the local municipalities.

Subsequent to 1Q 2003, in April 2003, the Government of Peru granted the company a one-year extension to its option agreement on the Tambogrande concessions. The new term of the agreement extends the time period for the company to exercise it’s option agreement on these concessions to May 31, 2004. The extension also asks the company to meet the terms of the option agreement, by December 1, 2003, such terms including delivery of the Environmental Impact Assessment, the delivery of a finance plan for project development, and meeting the requirements of owning a 10,000 ton per day plant and having a US$100 million net asset value.

Outlook for 2003

The Company’s business goals are to meet all of the qualifying conditions of the option agreement with the government of Peru on the Tambogrande concessions during 2003, to obtain a social consensus in favour of the project, and to engage in exploration on its existing land concessions.  Upon conclusion of these first two goals, the Company plans to have in place sufficient project development finance and/or a joint venture partner to ensure capital adequacy for mine development.

On May 16, 2003, the Company closed a private placement financing with net proceeds of $2,896,000.  The Company believes it has sufficient capital to meet its business objectives during 2003. During the remainder of 2003 the company will monitor its financial position in consideration of its plans to complete the environmental permitting process on the Tambogrande Project.

The Company intends to continue to access the capital markets and/or may seek a strategic partner for the possible joint venturing of mineral concessions to fund ongoing operations.  There is no assurance that additional financing will be available on terms acceptable to Manhattan or at all.

Manhattan Minerals Corp.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	As at March 31 2003 (unaudited) $	As at December 31 2002 $
Assets

Current assets
Cash and cash equivalents	2	71
Accounts receivable	46	32
Prepaid expenses and deposits	93	128
	141	231

Exploration and project expenditures (notes 2 & 3 )	62,377	61,979

Property, plant and equipment	13	16

	62,531	62,226

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,581	1,266

Convertible promissory notes (note 4)	424	363

Severance costs	7	28

	2,012	1,657

Shareholders’ Equity

Capital Stock (note 5 )	103,971	103,696

Equity component of convertible promissory notes	235	235

Warrants	957	957

Deficit	(44,644)	(44,319)

	60,519	60,569

	62,531	62,226

Subsequent events (note 8)

Approved by the Board of Directors
(signed) (signed)
“Lawrence M. Glaser” “Craig A. Roberts”
Director Director

Manhattan Minerals Corp.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except shares and per share amounts)

                                                                                                                                    Three Months Ended

	March 31 2003 (unaudited) $	March 31 2002 (unaudited) $

Expenses

Corporate general and administrative	189	330
(Recovery) of the Tambogrande project (note 2)	-	(48)

	189	282
Other income (expenses)

Foreign exchange	(48)	(2)
Interest income	-	9
Financing	(88)	-

	(136)	7

Loss for the period	(325)	(275)

Deficit – beginning of period	(44,319)	(42,932)

Deficit – end of period	(44,644)

Basic and diluted loss per common share	(0.01)	(0.01)

Weighted average number of common shares outstanding	48,167,532	44,909,108
Number of common shares outstanding	48,532,911	45,764,272

Manhattan Minerals Corp.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

                                                                                                                                         Three Months Ended

	March 31 2003 (unaudited) $	March 31 2002 (unaudited) $

Cash flows from operating activities
Loss for the period	(325)	(275)
Amortisation	3	11
Foreign exchange (gain) loss	(2)	1
Financing	61	-
Compensation and consulting fees	-	126
Net changes in non-cash working capital	239	(106)
Severance costs	(21)	(62)

	(45)

Cash flow from financing activities
Proceeds from the exercise of options	13	-
Proceeds from the exercise of warrants	184	-

	197	-

Cash flows from investing activities
Exploration and project expenditures	(223)	(755)
Other property plant and equipment	-	(36)

	(223)
Foreign exchange gain (loss) on cash held in foreign currency	2	(1)

Net cash and cash equivalents used during the period	(69)	(1,097)

Cash and cash equivalents – beginning of period	71	2,079

Cash and cash equivalents – end of period	2	982

Supplemental cash flow information (note 7)

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

March 31, 2003 and 2002

(all tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

 (Unaudited)

1.  Basis of Presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent consolidated financial statements included in the Company’s annual report for the year 2002.

The interim consolidated financial statements of Manhattan are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those in the Company’s annual consolidated financial statements for the year ended December 31, 2002.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realise its assets or discharge its obligations in anything other than the ordinary course of operations. In the event that the Company does not fulfil its financial and non-financial obligations, the Company’s property interests may be deemed impaired, necessitating a writedown of up to the carrying value, which would be charged to the statement of operations.

The Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future.

2.  Tambogrande Project

In April 2002, Manhattan received the final insurance proceeds in settlement of its claim for the Company’s exploration camp and demonstration housing units that were extensively damaged in February 2001 during a protest march instigated by a small group of politically motivated persons.

The total settlement, net of expenses, of $680,000, was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001, which was recorded as a gain in 1Q 2002.

Work has advanced significantly on the Tambogrande project since the incident. In December 2002, the Environmental Impact Assessment (EIA) was officially presented to the Peruvian government and the final draft of the feasibility study was completed. Manhattan is currently evaluating the re-establishment of a field office in Tambogrande to facilitate community interaction during the EIA public presentation and review process.

3.  Exploration and Project Expenditures

	March 31 2003 (unaudited) $	December 31 2002 $

Tambogrande Project
Tambogrande Concessions	57,667	57,269
Lancones Concessions	2,086	2,086
Papayo Joint Venture	2,624	2,624

	62,377	61,979

4.  Convertible Promissory Notes

In October 2002, the Company issued 2,364 units, each unit comprising one CA$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (CA$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of CA$0.51 up to October 16, 2005. The notes have the following redemption premiums: 7.5% if redeemed during the first 90-day period, 10% if redeemed by October 16, 2003: 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.

Subject to certain conditions, the holder may convert the notes into common shares of the Company at a price which is the greater of CA$0.40 or the current market price of the common shares less the maximum allowable discount permitted by the Toronto Stock Exchange at the conversion date.

During 1Q 2003, an accretion charge of $61,000 related to the convertible promissory notes (1Q 2002: $ nil) was charged to operations and was recorded as a financing expense.

5.  Capital Stock

During 1Q 2003, 544,127 warrants were exercised for $184,000 in proceeds and 40,850 stock options were exercised for $13,000 in proceeds. In lieu of cash payments 118,354 compensation shares were issued to retire outstanding severance costs of $62,000, 30,000 compensation shares were issued in lieu of cash salaries and bonus payments of $16,000, which was charged to the Tambogrande project.

The prospectus to qualify the September 21, 2001, offering of 5,845,000 special warrants at C$0.90 per special warrant for gross proceeds of $3,355,000, net $3,010,000, (C$5,260,500) was completed on January 11, 2002.  In lieu of cash salaries and bonus payments, 197,764 common shares were issued in the quarter and a compensation expense of $126,000 was charged to the statement of operations and deficit.

Stock Based Compensation

The Company follows the intrinsic value method of accounting for the granting of stock options and compensation shares.  Under this method no compensation expense is recognised if the exercise price of the stock options were granted at market value to employees and directors.  Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting.

An aggregate of 75,000 stock options (1Q 2002: 525,000) were granted during 1Q 2003 to employees and consultants of the Company.  Had the fair value method of accounting been followed for stock options granted to employees and directors at a price of C$0.94 (2002, C$0.47-CA$1.15), a compensation expense of $31,000 would have been recognised in operations. Pro forma loss and loss per share information as determined under the fair value method is detailed below:

	March 31 2003 (unaudited) $	March 31 2002 (unaudited) $
Loss for the period
As reported	325	275
Pro forma	356	310

Basic and diluted loss per share
As reported	(0.01)	(0.01)
Pro forma	(0.01)	(0.01)

The fair values of these options were estimated at the grant date using the Black-Scholes option pricing model with the following assumptions: a risk free rate of 4%, an expected life of 5 years, an expected volatility of 97% (2002: 100%), and expected dividends of nil.

6.  Segmented Financial Information

The Company operates in one segment: exploration and development of the base and precious metals Tambogrande project in Peru.  Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortisation reported by the Canadian head office.

	Tambogrande Project in Peru (unaudited) $	Other Reconciling adjustments (unaudited) $	Total (unaudited) $

March 31, 2003
Loss for the period	-	325	325
Total assets	62,427	104	62,531
Capital expenditures	223	223	223
Amortisation	-	3	3

March 31, 2002
Loss (gain) for the period	(48)	323	275
Total assets	59,910	1,262	61,172
Capital expenditures	755	36	791
Amortisation	-	11	11

7.  Supplemental Cash Flow Information

	March 31 2003 (unaudited) $	March 31 2002 (unaudited) $
Net changes in non-cash working capital

(Increase) decrease in operating assets
Accounts receivable	(14)	(47)
Prepaid expenses and deposits	35	40
Increase (decrease) in operating liabilities
Accounts payable and accrued liabilities	218	(99)

	239	(106)
Significant non-cash operating, financing, and investing activities

Common shares net proceeds	-	3,010
Exercise of special warrants	-	(3,010)
Common shares issued for project expenditures	16	-
Common shares issued for severance liability	62	-
Accretion charge on convertible debt	61	-
Common shares issued for compensation	-	126

Cash and cash equivalents are comprised of the following:
	March 31 2003 (unaudited) $	December 31 2002 $

Cash	2	71
Short term deposits	-	-

	2	71

8.  Subsequent Events

On May 16, 2003, the Company issued 6,130,814 units, each unit comprised of one common share and one-half of one common share purchase warrant for net proceeds of $2,896,000. Each whole share purchase warrant entitles the holder to acquire one common share at a price of $0.75 per share up to May 16, 2004 and thereafter at a price of $0.85 to May 16, 2005. In connection with the financing, the Company paid a cash commission of 7% of the gross financing proceeds and issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of CA$0.70 per share up to May 16, 2005.